Exhibit 99.1

ReneSola Elaborates on U.S. Department of Commerce Investigation Regarding
Certain Crystalline Silicon Photovoltaic Products from China

Jiashan, China, Mar. 27, 2014 -- ReneSola Ltd (“ReneSola”) (NYSE: SOL), a leading brand and technology provider of solar photovoltaic (“PV”) products, today elaborated on a pending U.S. Department of Commerce (“Department”)’s anti-dumping and countervailing duty investigation regarding certain crystalline silicon PV products from China.

On December 31, 2013, a petition was filed with the Department to initiate an anti-dumping and countervailing duty investigation regarding certain Chinese solar products. This is the second investigation initiated since the first petition was filed at the end of 2011. In 2012, petitions against Chinese-made solar products were also filed in European Union.

Anti-dumping and countervailing duty investigations are commonly used to resolve international trade disputes. The 2011 investigation in the United States was settled by setting certain tariffs on solar modules with cell components produced in China. The 2012 investigation in the European Union was resolved by setting a price floor for Chinese-made solar products.

On March 25, 2014, ReneSola received a letter from the Department in which ReneSola was named as one of the mandatory respondents related to the anti-dumping investigation. According to the World Trade Organization rules, the Department has to guarantee the export quantities of the sampled companies accounted for a certain percentage of the total export sales of China. It is common practice for the Department to selects certain companies with relatively large market share in the United States to participate in the investigation. The Company intends to fully cooperate with the investigation proceedings and to pursue the best outcome for ReneSola, as well as the industry. It is estimated the Department will make a preliminary ruling in June of this year.

“This investigation may result in certain retroactive tariffs being applied on products shipped to the United States within the investigation scope, including modules with Chinese and Taiwanese cell elements, if the Department finds sharply increased Chinese shipments to the United States from March to the preliminary ruling date,” said Mr. Xianshou Li, chief executive officer of ReneSola. “In the interests of our clients and investors, we are temporarily reducing our U.S. product shipments in question.

“However, as we mentioned in our recent earnings call, we have overseas capacity through our network of OEM facilities that we can use to continue shipping to the United States without any potential tariff risk. While we oppose the petition raised against certain products from China, we are well prepared and well positioned to meet this challenge and will continue to support U.S. consumers with our top quality module products that are not the subject of the trade proceedings. We are confident that we can continue to leverage our well-deployed global OEM resources and capabilities, and optimize our geographic distribution to our advantage.

“Furthermore, we reiterate our full year guidance of module shipments of 2.3GW to 2.5GW.”

About ReneSola

Founded in 2005, ReneSola (NYSE: SOL) is a leading brand and technology provider of solar PV products. Leveraging its proprietary technologies, economies of scale and technical expertise, ReneSola uses in-house virgin polysilicon and a vertically integrated business model to provide customers with high-quality, cost-competitive products. ReneSola solar modules have scored top PVUSA Test Conditions (PTC) ratings with high annual kilowatt-hour output, according to the California Energy Commission (CEC). ReneSola solar PV modules can be found in projects ranging in size from a few kilowatts to multi-megawatts in markets around the world, including the United States, Germany, Italy, Belgium, China, Greece, Spain and Australia. For more information, please visit www.renesola.com.

Safe Harbor Statement

This press release contains statements that constitute ''forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. Whenever you read a statement that is not simply a statement of historical fact (such as when the Company describes what it "believes," "expects" or "anticipates" will occur, what "will" or "could" happen, and other similar statements), you must remember that the Company’s expectations may not be correct, even though it believes that they are reasonable. The Company does not guarantee that the forward-looking statements will happen as described or that they will happen at all. Further information regarding risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements is included in the Company’s filings with the U.S. Securities and Exchange Commission, including the Company’s annual report on Form 20-F. The Company undertakes no obligation, beyond that required by law, to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made, even though the Company’s situation may change in the future.

For investor and media inquiries, please contact:

In China:

Ms. Laura Chen
ReneSola Ltd
Tel: +86-21-62809180-162
E-mail: ir@renesola.com

Mr. Derek Mitchell
Ogilvy Financial, Beijing
Tel: +86-10-8520-3073
E-mail: sol@ogilvy.com

In the United States:

Mr. Justin Knapp
Ogilvy Financial, U.S.
Tel: +1-616-551-9714
E-mail: sol@ogilvy.com